UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF SEPTEMBER 2013

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K (excluding Exhibit 99.1 hereto) is hereby incorporated by reference into the registration statement of Xinyuan Real Estate Co., Ltd. (the "Company") on Form S-8 (Registration Number 333-152637) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company's reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K (excluding Exhibit 99.1 hereto) shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

		Page
Description of Transaction		1
Signature		4
Exhibit Index		5
99.1	Press Release, dated September 19, 2013, of Xinyuan Real Estate Co., Ltd.
99.2	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd., the guarantors named therein and TPG ASIA VI SF PTE. LTD.
99.3	Senior Secured Convertible Note dated September 19, 2013 in the principal amount of $75,761,009 issued by Xinyuan Real Estate Co., Ltd., to TPG ASIA VI SF PTE. LTD.
99.4	Guarantee, dated as of September 19, 2013, issued by Xinyuan International Property Investment Co., Ltd., Xinyuan Real Estate Ltd., Xinyuan International (HK) Property Investment Co., Limited, Victory Good Development Limited, South Glory International Limited, and Elite Quest Holdings Limited, in favor of TPG ASIA VI SF PTE. LTD
99.5	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD.
99.6	Letter Agreement, dated September 19, 2013, between Yong Zhang and TPG ASIA VI SF PTE. LTD.

DESCRIPTION OF TRANSACTION

On September 19, 2013, the Company issued an aggregate of 12,000,000 of the Company’s common shares (the "Common Shares") and senior convertible notes with an aggregate principal amount of $75,761,009 (the "Notes"), to TPG ASIA VI SF PTE. LTD. (the "Investor"), an affiliate of TPG, upon completion of a private placement pursuant to a securities purchase agreement dated August 26, 2013 among the Company, the Investor and the guarantors named therein (the "Securities Purchase Agreement"). Copies of the Securities Purchase Agreement and the form of Notes are included as Exhibits 99.2 and 99.3, respectively, to this Form 6-K.

The Company received approximately US$108,641,009 of gross proceeds and anticipates using the proceeds, among other purposes, for land acquisition and general corporate purposes to support further development of the Company.

The Notes are convertible into common shares of the Company at an initial conversion rate of US$3.00 per common share (equivalent to US$6.00 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. A holder of the Note may convert the Notes, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date.

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The Notes carry an annual cash coupon rate of 5% and are scheduled to mature on September 19, 2018. Interest on the Notes will be payable semi-annually in arrears on March 19 and September 19 of each year, beginning March 19, 2014. The Notes are secured pari passu with the Company's outstanding US$ 200 million 13.25% senior notes due 2018 (the "Senior Notes"). The Company's obligations under the Notes and the indenture governing the Senior Notes are guaranteed initially by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Notes. A copy of the guarantee with respect to the Notes is included as Exhibit 99.4 to this Form 6-K. The Company's obligations under the Note, as are Company's obligations under the indenture governing the Senior Notes, are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

Following any Change of Control or Fundamental Transaction (as each such term is defined in the Notes), the Company must make an offer to purchase all outstanding Notes at a purchase price equal to 150.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date.

The Notes contain, among others, covenants substantially identical to those in the indenture governing the Senior Notes that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the indenture governing the Senior Notes) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends in certain circumstances or purchase of redeem capital stock, sell assets, or make certain other payments, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a consolidated interest coverage ratio of 3.0 to 1.0 (which must also be maintained as of the end of each fiscal quarter of the Company while the Notes are outstanding).

Pursuant to the Securities Purchase Agreement, subject to certain exceptions, the Company has agreed that it will not issue any securities to any person unless the Company has offered the Investor the right to purchase up to its pro rata shares of such issuance at for the same per unit consideration and otherwise on the same terms and conditions. This pre-emptive right will terminate upon the first date upon which the Investor (including any transferee who has become a party to the Registration Rights Agreement discussed below) owns less than 10% of the Company's common shares on an as converted basis.

Also pursuant to the Securities Purchase Agreement, the Company has agreed that the Investor, so as long as it holds at least five percent of the Company's common shares on an as-converted basis, is entitled to appoint one member to the board of directors of the Company (the "Investor Director") and to have the Investor Director appointed to each of the board's committees, including the Company's Investment Committee to the extent permitted by applicable law or regulatory authorities. Effective upon the closing of the transaction, Mr. Steve Sun, was elected to the Company's board of directors as the Investor Director and Mr. Omer Ozden resigned from the board. Mr. Sun has been elected as a member of the board's compensation committee, nominating and corporate governance committee and the investment committee. He has been accorded observer rights to meetings of the board's audit committee.

2

The Securities Purchase Agreement contains customary representations and warranties and indemnification provisions. The agreement also contains a standstill agreement of the Investor.

In connection with this transaction, the Company and the Investor entered into a registration rights agreement dated as of September 19, 2013 (the "Registration Rights Agreement"). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the common shares issued to the Investor at closing and upon conversion of the Notes. The Registration Rights Agreement also provides the holders of the commons shares certain demand and piggy back rights and contains other customer provisions. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.5.

In connection with the transaction, Mr. Yong Zhang, the Company's Chairman entered into a letter agreement dated as of September 19, 2013 with the Investor (the "Chairman's Letter"), pursuant to which Mr. Zhang agreed to certain contractual limitations on the transfer by him of common shares of the Company which would constitute a Change of Control of the Company as defined in the Notes and agreed to provide the Investor with tag-along rights in sales of common shares by the Chairman in certain limited circumstances. These provisions will terminate upon the first date following the closing on which the Investor and its affiliates no longer own at least 10% of the Company's common shares on an as-converted basis. The Chairman's Letter also provides that, until the earlier of the repayment or conversion in full of the Notes, without the prior written consent of the Investor, Mr. Zhang will not enter into any business that is engaged in the purchase, development construction or improvement of real estate in China, subject to certain limited exceptions. Mr. Zhang also agreed, so long as the Investor and its affiliates own at least 5% of the Company's common shares on an as-converted basis, to use his reasonable best efforts to cause the Investor Director to be elected to and not be removed from the board and to ensure the Investor Director will be a member of the Company's Investment Committee.

The foregoing description does not purport to be a complete description of the terms of the documents, and this description is qualified in its entirety by the terms of the definitive documents or forms thereof which are attached as exhibits to this Form 6-K and which are incorporated by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

Date: September 19, 2013

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EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release, dated September 19, 2013, of Xinyuan Real Estate Co., Ltd.
99.2	Securities Purchase Agreement, dated as of August 26, 2013, among Xinyuan Real Estate Co., Ltd., the guarantors named therein, and TPG ASIA VI SF PTE. LTD.
99.3	Senior Secured Convertible Note dated September 19, 2013 in the principal amount of $75,761,009 issued by Xinyuan Real Estate Co., Ltd., to TPG ASIA VI SF PTE. LTD.
99.4	Registration Rights Agreement, dated as of September 19, 2013, between Xinyuan Real Estate Co., Ltd. and TPG ASIA VI SF PTE. LTD.
99.5	Guarantee, dated as of September 19, 2013, issued by Xinyuan International Property Investment Co., Ltd., Xinyuan Real Estate Ltd., Xinyuan International (HK) Property Investment Co., Limited, Victory Good Development Limited, South Glory International Limited, and Elite Quest Holdings Limited, in favor of TPG ASIA VI SF PTE. LTD
99.6	Letter Agreement, dated September 19, 2013, between Yong Zhang and the TPG ASIA VI SF PTE. LTD.

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